Mail Stop 3561

March 10, 2006

Steven Bolton, President
Quorum Ventures, Inc.
50 Fell Avenue, Suite 101
North Vancouver, British Columbia

> **RE: Quorum Ventures, Inc.**
> **Amendment 4 to Registration Statement on Form SB-2**
> **File No. 333-119715**
> **Filed on February 14, 2006**

Dear Mr. Bolton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Changes in and disagreements with accountants on accounting and financial disclosure, page 56

1. We note that audit report issued by Dohan and Company contained disclosures regarding going concern issues. Please revise your disclosure to indicate the accountant's (Dohan & Company) report on the financial statements for the period from inception (February 2, 2004) to May 31, 2004 contained disclosure of uncertainty regarding the ability to continue as a going concern in accordance with Item 304(a)(1)(ii) of Regulation S-B.

2. We noted your response to our prior comment 6 and your revised disclosure. Please revise your disclosure regarding disagreements with the accountants to clarify that there were no disagreements for the fiscal period audited, (from inception to May 31, 2004) and any subsequent interim period through the date of dismissal (September 15, 2005).

3. Please file a letter from Dohan & Company stating whether they agree with your **revised** Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a) (3) of Regulation S-B.

Part II – Information Not Required in Prospectus

<u>Exhibits</u>

4. We reissue our prior comment 9 of our letter dated December 19, 2005. Please file the legality opinion with the next amendment.

<u>Undertakings</u>

5. The undertakings required in connection with an offering subject to Rule 415 have recently been amended. Please provide all required undertakings set forth in Item 512(a) of Regulation S-B.

<u>Other regulatory</u>

6. We noted the date of the audit report referenced in Dohan & Company's consent (November 23, 2004) is not consistent with the audit report presented (October 12, 2004). Please revise accordingly.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Michael Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director